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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **COMMERCE SECURITIES CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 North Post Oak Road, Suite 400
(No. and Street)

Houston (City) Texas (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Gilman 713-613-2914
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nathan Talmadge Tuttle, CPA
(Name – *if individual, state last, first, middle name*)

11152 Westheimer #137 (Address) (City) Texas (State) 77042 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Gilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Securities Corporation, as of March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



NANNETTE BARRERA KYLE
NOTARY PUBLIC-STATE OF TEXAS
COMM. EXP. 10-24-2018
NOTARY ID 130004617

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerce Securities Corporation

Consolidated Statement of Financial Condition

March 31, 2016

CONTENTS

Nathan T. Tuttle, CPA

11152 Westheimer #137
Houston, Texas 77042

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Commerce Securities Corporation
Houston, TX

Report on the Consolidated Financial Statements

I have audited the accompanying consolidated financial statements of Commerce Securities Corporation (the "Company) which comprise the consolidated statements of financial condition as of March 31, 2016, and the related consolidated statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Securities Corporation as of March 31, 20 16, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary contained in supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Houston, TX
May 18, 2016

Nathan T Tuttle, CPA

COMMERCE SECURITIES CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2016

ASSETS	
Cash and cash equivalents	$ 4,137
Investment in equity securities, at fair value	418,520
Furniture and equipment, net of accumulated depreciation of $12,713	-
Prepaid expense	637
Deferred federal income tax, net of valuation allowance of $5,079	5,080
Other assets	793
TOTAL ASSETS	$ 429,167
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 26,058
Deferred income tax liability	-
Total liabilities	26,058
Stockholders' equity	
Common stock; $1 par value; 1,000,000 shares authorized, 16,175 shares issued and 12,050 shares outstanding	16,175
Additional paid-in capital	110,441
Accumulated other comprehensive loss, net of tax benefit of $5,923	(33,562)
Retained earnings	402,618
	495,672
Less: treasury stock, 4,125 shares at cost	(92,563)
Total stockholders' equity	403,109
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 429,167

The accompanying notes are an integral part of this consolidated statement of financial condition.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commerce Securities Corporation (the "Company") commenced operations in November 1982 and is a broker/dealer in securities pursuant to the rules and regulations of the Financial Industry Regulatory Authority, Inc. (f/k/a National Association of Securities Dealers, Inc.) and the Securities and Exchange Commission. The Company's primary business consists of private placement of securities, selling limited partnership units in primary distributions and consulting services related to mergers and acquisitions. During 2002, the Company formed a wholly-owned subsidiary, Commerce Capital Investments, Inc., whose purpose is to hold investments for Commerce Securities Corporation.

Principles of Consolidation – The consolidated financial statements include the accounts of Commerce Securities Corporation and its subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents – Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Investments – The Company's investment in marketable equity securities are classified as available-for-sale and are carried in the consolidated financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income. The securities are held in a margin account with a brokerage firm, the account allows the Company to take cash advances up to 50% of the securities value in the form of a margin loan. The loans carry an adjustable interest rate based on market conditions which approximates the prime rate. The Company did not incur any margin loan interest during the prior ended March 31, 2016. At March 31, 2016 there were no margin loans outstanding.

Income Taxes – The Company uses the liability method of accounting for income tax in conformity with accounting principles generally accepted in the United States of America (GAAP). Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Uncertain tax positions are recognized in the financial statements only if that position is more-likely-than-not of being sustained upon examination by taxing authorities, based on the technical merits of the position. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Also, for income tax reporting, unrealized gains and losses on available-for-sale marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold.

The Company files income tax returns in the U.S. federal jurisdiction, and one state jurisdiction. The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2013. At March 31, 2016, the Company's tax returns from March 31, 2013 to March 31, 2015 were open for review by federal and state taxing authorities.

State Margin Taxes – The Company is subject to the state of Texas margin tax, which applies to legal entities conducting business in Texas. The Company had no tax due for state margin taxes for the fiscal year ended March 31, 2016.

Furniture and Equipment – Furniture and equipment are stated at cost. The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method for financial reporting purposes and on the accelerated methods for income tax purposes. There was no depreciation expense for the fiscal year ended March 31, 2016. At March 31, 2016 furniture and equipment were fully depreciated.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include, but are not limited to, the estimate used in calculating the valuation allowance related to income taxes and the utilization of the net operating loss carryforward in future periods. Because of the inherent uncertainty in this estimate, it is at least reasonably possible that the estimate used will change in the near term.

Treasury Stock – Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. Gains and losses on subsequent reissuance of shares are credited or charged to additional paid-in capital in excess of par value using the average-cost method.

Fair Value Measurements – The Company adheres to the provisions of ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Adoption of the ASC 820 fair value provisions did not have a material impact on the Company's financial position or results of operations.

Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2016, the Company has Level 1 marketable securities which are measured at fair value on a recurring basis (*see Note 2*). Unrealized gains and losses are included in other comprehensive income, net of the related tax effect.

Adoption of New Accounting Standards – The Company has implemented all new accounting pronouncements and does not believe that there are any other new pronouncements that have been issued that may have a material impact on the financial statements.

NOTE 2 – INVESTMENT IN EQUITY SECURITIES

The cost and fair value of the Company's marketable securities classified as available-for-sale, which are valued using Level 1 inputs at March 31, 2016 are as follows:

	Cost	Unrealized Loss	Estimated Fair Value
Equity securities	$ 458,005	$ 39,485	$ 418,520

NOTE 3 – INCOME TAXES

The components of income tax benefit were as follows for the period ended March 31, 2015:

Federal	$ -
State	-
Deferred	387
Total income tax expense	$ 387

The difference between the federal statutory income tax rate and the effective tax rate is primarily due to return to accrual differences and nondeductible expenses.

Deferred tax assets and liabilities consisted of the following at March 31, 2015:

Deferred tax asset:	
Net operating loss carryforward	$ 4,236
Less valuation allowance	(2,118)
Total deferred tax asset	$ 2,118
Deferred tax liabilities:	
Change in basis of fixed assets	$ -
Unrealized losses on available-for-sale securities	(2,962)
Total deferred tax liabilities	$ (2,962)
Net deferred tax asset	$ 5,080

As of March 31, 2016, the Company has a net operating loss (NOL) carryforward of approximately $28,243, resulting in a tax benefit of $4,236. Federal NOL carryforwards begin expiring in 2032. The Company's ability to utilize the NOL is dependent on future income prior to the expiration of these losses.

NOTE 4 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of March 31, 2016, the Company had not entered into any subordinated loan agreements.

NOTE 5 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At March 31, 2016, the Company had computed regulatory net capital of $313,501 which exceeded its required net capital of $5,000 by $308,501. The Company's aggregate indebtedness to net capital ratio was 8.31% at March 31, 2016.

NOTE 6 – CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation. Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At March 31, 2016, the Company did not hold any operating cash in excess of federally insured amounts.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 18, 2016, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.